UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75430 / July 13, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16596

In the Matter of
 	
Oraco Resources, Inc.,
SaviCorp
  (a/k/a SaVi Media Group, Inc.),
Smoky Market Foods, Inc.,
Soltera Mining Corp., and
Wolverine Holding Corp.
  (a/k/a Mobility Plus Medical Equipment, Inc.),
 	
  Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SAVICORP (A/K/A SAVI MEDIA GROUP, INC.)

I.

 The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by SaviCorp (a/k/a SaVi Media Group, Inc.) ("SVMI" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 17, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

 Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to SaviCorp (a/k/a SaVi Media Group, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   SVMI (CIK No. 1096637) is a Nevada corporation located in Santa Ana, California with a class of securities registered with the Commission under Exchange Act Section 12(g). As of June 10, 2015, the common stock of SVMI (symbol SVMI) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets Inc., had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   SVMI failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it failed to file timely periodic reports for the periods from the period ended December 31, 2013 through the period ended March 31, 2015, inclusive.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

               Brent J. Fields
               Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.